SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

26 April 2012

Aviva plc announces the pricing of its offering of US $650m of 8.25% Fixed Rate Tier 1 Notes

Aviva plc ("Aviva" or the "Issuer") is pleased to announce the successful pricing of the offering of US$650 million 8.25% Fixed Rate Tier 1 Notes (the "Notes") to be issued under Aviva's £5,000,000,000 Euro Note Programme (the "Programme"). The offering represents a successful debut Tier 1 issue for Aviva in the Reg S US Dollar market.

The transaction was launched following a successful roadshow in Asia and generated orders in excess of US$6bn from over 150 investors. The strength of investor demand for this 'fixed for life' transaction enabled it to be priced comfortably inside initial guidance.

The Notes will bear interest at 8.25% per annum, payable semi-annually in arrear. The Notes have no fixed date for redemption. The Notes are expected to be issued on 3 May 2012, and will be admitted to the Official List of the UK Listing Authority and to trading on the Regulated Market of the London Stock Exchange.

The net proceeds of the issue of the Notes - which, at the date of issuance, are intended to qualify as Tier 1 Capital for the purposes of the group's regulatory capital resources - will be used for general corporate purposes.

Barclays, Citigroup, Goldman Sachs International, HSBC and J.P. Morgan Cazenove have been appointed as joint lead managers and DBS Bank Ltd. as co-manager in respect of the offering. HSBC has also been appointed as sole structuring advisor in respect of the offering.

The offering is being made pursuant to a Drawdown Prospectus (the "Prospectus") to be dated on or about 2 May 2012, (which should be read together with the Base Prospectus for the Programme dated 7 November 2011, as supplemented by a Supplemental Prospectus dated 11 April 2012) which is compliant with Directive 2003/71/EC (together with any applicable implementing measures, including Directive 2010/73/EC).

This announcement does not constitute or form part of an offer to sell or the solicitation of an offer to subscribe for or otherwise acquire any securities.  The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any other State or other jurisdiction of the United States.  Accordingly, these securities may not be offered, sold or delivered in the United States or to, or for the account or benefit of, U.S. persons (as defined in the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder).

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Enquiries:

Analysts

Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048
Shaheen Iqbal                                                                         +44 (0)20 7662 2111

Notes to editors:

• Aviva provides 43 million customers with insurance, savings and investment products.

•We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 April, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary